July 30, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust // Navigator Duration Neutral Municipal Bond Fund

Dear Mr. Grzeskiewicz:

On May 30, 2013, Northern Lights Fund Trust (the “Registrant”), on behalf of the Navigator Duration Neutral Municipal Bond Fund (the “Fund”), a new series of the Registrant, filed Post-Effective Amendment No.  489 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust.  You provided comments by phone to Cassandra Borchers on July 15, 2013.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

FUND SUMMARY:  PRINCIPAL INVESTMENT STRATEGIES

1.

Please explain in the prospectus what is meant by “Duration” or “Duration Neutral”.  Please revise the Principal Investment Strategy disclosure to make explicit the connection between the strategy and the name of the Fund.

RESPONSE:

The Principal Investment Strategies section has been revised to include the following:

“The Fund intends to be “duration neutral”, meaning it seeks to provide exposure to the municipal bond market while protecting against loss of principal when interest rates rise.”

***

“Duration is the measure of a bond’s sensitivity to interest rate risk changes.  Generally the longer the duration, the more sensitive a bond is to interest rate changes.  The Fund expects to maintain municipal bond investments with a positive duration.  The Fund also expects to maintain short exposures to hedge instruments, such as Treasury bond futures, options and, from time to time, other investments such as inverse or leveraged ETFs that have a net inverse (negative) duration.  By maintaining both long and short positions, the Fund expects to be able to isolate and neutralize price shifts resulting from changing interest rates, so that the Fund is duration neutral.”

FUND SUMMARY:  FEE TABLE

2.  Because certain Shareholder Fees are not being charged, the parenthetical information next to Redemption Fees can be deleted.

RESPONSE:  The requested revision has been made.

3.  A footnote to the Fee Table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:  Registrant confirms a copy of the operating expense limitation agreement will be filed, and that it will be in effect for at least one year from the effective date.

FUND SUMMARY:  PRINCIPAL INVESTMENT STRATEGIES AND RISKS

4.  Define what is meant by “primarily” when stating the Fund will invest primarily in municipal bonds instruments.  It is not clear from the bulleted list in the summary which of the enumerated investments fit into the 80% municipal bond instruments investment policy and which do not.  Additionally, it is unclear how derivatives fit into the Fund’s 80% municipal bond investment policy.  Please provide some examples of derivatives based on municipal bond funds.

RESPONSE:  Registrant has revised the prospectus to reflect a new Fund name of “Navigator Duration Neutral Bond Fund”, to address staff concerns about use of “municipal bond” in the name.  Therefore, the 80% investment policy has been changed to an 80% bond investment policy.  The prospectus has been revised to state that under normal circumstances, the Fund will invest at least 80% of its net assets (defined as net assets plus any borrowing for investment purposes) in bond instruments.  The Fund intends to invest primarily in municipal bonds, and expects that under normal circumstances the majority of the Fund's investments will be municipal bonds, or Underlying Funds that invest primarily in municipal bonds.

The reference to derivatives based on municipal bonds has been removed.  However, the prospectus does now reference derivatives based on bonds, and those would include futures and options on U.S. Treasury bonds and notes.

The enumerated investments in the second paragraph of the investment strategy are not municipal bond instruments, but other investments that may be used to protect against a loss on municipal bond investments caused by rising interest rates.

5.    Please expand the description of municipal bonds in which the Fund may invest.

RESPONSE:  The disclosure has been expanded to address the new 80% investment policy and the Fund’s municipal bond investments:

“ Under normal circumstances, the Fund invests at least 80% of its assets (defined as net assets plus any borrowing for investment purposes) in bonds instruments.  The Fund will invest  primarily in municipal bond instruments.  The Fund intends to be “duration neutral”, meaning it seeks to provide exposure to the municipal bond market while protecting against loss of principal when interest rates rise.  The Fund is non-diversified, which means that it can invest a greater percentage of its assets in any one issuer than a diversified fund. The Fund defines bond instruments to include bonds such as municipal bonds, and U.S. Treasury bonds and notes; derivatives based on bonds, such as futures or options on U.S. Treasury Bonds and Notes; and other investment companies, including exchange traded funds or closed-end funds (“Underlying Funds”), that invest primarily in municipal bonds.  The Fund may invest in municipal bond instruments that are not tax advantaged and which may provide taxable income.  The 80% bond investment policy can be changed without shareholder approval, however, shareholders would be given at least 60 days’ notice prior to any such change.”

***

“The Fund will invest primarily in investment grade bonds, rated at least Baa3 or higher by Moody’s, BBB- or higher by Standard & Poor’s, or BBB- or higher by Fitch Ratings, at the time of purchase.  However, there is no limitation or maximum maturity of municipal bonds in which the Fund may invest and the sub-adviser expects to invest in bonds issued throughout the U.S., with various maturities.

6.

Please disclose if there is a limit to the extent to which the Fund may invest in junk bonds.  Please describe credit quality or maturity restrictions applicable to the Fund’s investments.  If there are no credit quality or maturity restrictions, please state as much.

RESPONSE:  The prospectus has been revised to reflect the fact that the Fund intends to invest in municipal bond instruments that are investment grade at the time of the investment.  However, there are no maturity restrictions.

7.   The “Credit Risk” references “below-investment grade” securities, which implies investment in junk bonds.  If investment in junk bonds is a part of the Fund’s principal investment strategy, please revise the Principal Investment Strategies section accordingly, and in the risk disclosure, please state that investing in high yield debt securities, also known as junk bonds, is considered highly speculative.  Otherwise, please revise the “Credit Risk” disclosure.

RESPONSE:  Because the Fund will not invest in high yield debt securities as part of its principal investment strategy, the “Credit Risk” disclosure has been revised to remove the reference to high yield debt securities.

8.  Please expand the disclosure in the “Not Tax Exempt Fund” risk.  Investors may believe that municipal bond funds are tax exempt, so please explain why the Fund is not.  If the Fund is merely subject to the Alternative Minimum Tax, so state.

RESPONSE:  Registrant has revised the relevant disclosure to explain that not all municipal bonds are designed to be tax-exempt or tax-advantaged; certain municipal bonds from time to time are taxable, or provide a taxable stream of income; and tax laws or tax status may change.

9.    The “Underlying Funds” risk states, in relevant part, “[e]ach of the Underlying Funds is subject to specific risks, depending on the nature of the fund.” (emphasis added).  The Prospectus seems to indicate that all Underlying Funds are municipal bond funds.  Please confirm that this is the case.  Additionally, to the extent any risks of Underlying Funds are inconsistent with the Fund’s risks, so state.

RESPONSE:  Registrant confirms the Underlying Funds will be municipal bond funds and it is not aware of any risks that are inconsistent with the Fund’s risks or other risks related to Underlying Funds that are already disclosed in the prospectus.

10.

The “Derivatives Risk” references “other transactions.”  Please describe these transactions and/or, to the extent necessary, or revise the risk disclosure.

RESPONSE:  Registrant has revised the Derivative Risk and removed the reference to “other transaction”.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

11.

Under the heading “Bond Selection” make reference to the adviser’s proprietary model and explain what is mean by “relative value.”  (e.g.  what is the value being judged against?)

RESPONSE:  The section has been revised as requested:

“Bond Selection

The sub-adviser uses a trading strategy based on its proprietary technical trend-following model to take advantage of trends and momentum in the municipal bond market.  Using this model the sub-adviser expects the Fund to invest in securities of a particular municipal bond market or category when trends are favorable or, conversely, sell securities in that bond market or category when trends are unfavorable.  The sub-adviser expects to invest in bonds issued throughout the U.S.  with various maturities.

The selection of each municipal bond investment is subject to a 4-step investment process that includes:  quantitative reviews of the instrument’s structure, credit of the issuer, and further analysis of other investment metrics.  The portfolio managers then calculate an option-adjusted duration and option-adjusted risk value to determine the effect of any hedge, prior to making the investment.

Many municipal bonds currently trade in the marketplace at prices above their redemption value, exposing investors to deterioration of principal.  By hedging against rising interest rates, the Fund seeks to avoid loss of principal from rising interest rates.”

12.

The disclosure under the heading “Riskless Rate Offset” is not made in plain English.  Please clarify and explain the concept of “riskless rate”.  Additionally, please provide additional detail regarding what is meant by “duration neutral” and elaborate on the Adviser’s plans for achieving “duration neutrality.”  Is there a target duration for the Fund?

RESPONSE:  The Fund targets a zero duration (duration neutral) for the Fund.  Registrant has revised “Riskless Rate Offset” as follows:

“Riskless Rate Offset

The adviser believes every bond has embedded in its value a riskless interest rate and it uses a proprietary method of evaluating the amount of riskless interest rate for the base currency (U.S.  Dollar) embedded in the municipal bond holdings of the Fund, then expects to offset its determination of interest rate risk through the sale of one of a series of instruments that exemplifies this riskless rate, like U.S.  Treasury Bond futures contracts that trade on the CME.  By hedging against the risk of rising interest rates through its duration neutral approach, the Fund seeks to avoid principal loss when interest rates rise.”

13.   Please disclose if there is a limit to the extent to which the Fund may invest in junk bonds.  Please describe credit quality or maturity restrictions applicable to the Fund.  If there are no credit quality or maturity restrictions, please state as much.

RESPONSE:  The Principal Investment Strategy has been revised to reflect the fact that the Fund does not intend to invest in junk bonds as part of its principal investment strategy and that there are no maturity limits with respect to Fund investments.

14.   Please clarify whether the Fund will invest in inverse and/or leveraged ETFs as part of its Principal Investment Strategy.  If yes, please include a discussion in the Principal Investment Strategy sections of the Prospectus and expand the risk disclosure related to ETF Leverage Risk to highlight the fact the leveraged ETFs seek a certain multiple on a daily basis only and over time may not perform consistently with its target index.  If the Fund will not invest in either of inverse or leveraged ETFs, the corresponding risk disclosures should be removed from the Prospectus.

RESPONSE:  The Fund will invest in leveraged and/or inverse ETFs.  The disclosure has been revised to specifically list the use of inverse or leveraged ETFs for hedging purposes and the risk disclosure has been revised as requested.

15.

Under the heading “Management” please disclose how many other mutual funds Clark Capital Management Group, Inc.  advises.

RESPONSE:  The requested revision has been made.

16.

Under the heading “Management” in the sub-section “Sub-Adviser”, please describe the exact nature of the affiliation between the adviser and sub-adviser.  Additionally, please explain in your response to the Staff why the new sub-adviser is necessary.

RESPONSE:  The requested revision has been made.  The sub-adviser was established because Mr.  Fiebach has expertise that the Adviser desired to utilize, but Mr. Fiebach also desired to be head his own firm and was not interested in an employment relationship with the Adviser.

17.

Under the heading “Tax Status, Dividends and Distributions” please explain why the Fund is not tax-exempt.  If the Fund is not tax exempt, please consider removing “Municipal” from the Fund name as it may be misleading to potential investors.  See Rule 35d-1.

RESPONSE:  Registrant does not agree that the name “Municipal” denotes “tax exempt” or is misleading to investors here where the Fund has included specific disclosure regarding the fact that the Fund is not tax advantaged, and the municipal bonds may not be either.  However, Registrant has removed “municipal” from the Fund name.

Registrant has also included disclosure of the varying tax treatment of municipal bonds in the principal investment strategies and principal investment risk sections.

18.

Please review the Fund’s Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund’s use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D.  Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

RESPONSE:  Registrant has reviewed the prospectus and modified its derivatives-related strategy and risk disclosures, as discussed above.  Registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D.  Miller.

19.

Supplementally, please explain how the Fund will calculate the value of derivatives for purposes of the 80% investment policy.  Additionally, please confirm the adviser will not use notional value.

RESPONSE:  Registrant will use the fair market value, not the notional value, in calculating the value of derivatives for purposes of the 80% investment policy.

20.

The description of the base currency of the Fund’s bond holdings is puzzling as the Fund appears to be investing in municipal bonds, which should be shown in US Dollars.  If this is the case, why not simply state?  If another baseline currency is appropriate, please explain.

RESPONSE:  The baseline currency is U.S.  dollars.  Registrant has revised the prospectus to specify, as requested.

STATEMENT OF ADDITIONAL INFORMATION

21.  Please confirm that there is no disclosure in the SAI which is material to an investor’s investment decision or which should be discussed in prospectus.  Please delete any boiler plate disclosure which is not relevant to this Fund.

RESPONSE:  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosure in the SAI is appropriate.

22.

The “Legal Proceedings” section contains disclosure regarding the Trust and certain Trustees’ settlement with the SEC.  Why isn’t the settlement disclosed in the prospectus?

RESPONSE:  Registrant does not believe the settlement disclosure is required to be included in the prospectus.  Item 10(3) to Form N-1A and the Instruction requires disclosure of “any material pending legal proceedings…”, which are, “material only to the extent that they are likely to have a material adverse effect on the Fund, or the ability of the investment adviser…to perform its contract with the Fund.”  Registrant notes the SEC Settlement disclosed in the SAI is neither pending, nor has it had a material adverse effect on the Fund.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra Borders

THOMPSON HINE LLP